REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409 Toll Free: 800-665-4616

www.regtech.com

NEWS RELEASE

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

ANNUAL  AND SPECIAL MEETING OF SHAREHOLDERS

For  Immediate  Release:  May  6,  2011.  Vancouver,  BC  -  Reg  Technologies  Inc.  (TSX)

Venture  Exchange:  RRE.V,  OTC  BB:  REGRF)  announces  that  its  annual  and  special

meeting  has  been  scheduled  for  Monday,  June  27th,  2011.    Record  date  for  notice,

voting  and  beneficial  ownership  determination  date  has  been  set  as  May  19th,  2011.

The proxy material will be mailed to shareholders on or around May 27th, 2011.

REG TECHNOLOGIES INC.

Reg  Technologies  Inc.  and  REGI  U.S.,  Inc.  are  developing  for  commercialization  an

improved  axial  vane  type  rotary  engine  known  as  the  Rand  Cam   TM/RadMaxTM  rotary

technology  used  in  the  revolutionary  design  of  lightweight  and  high  efficiency  engines,

compressors  and pumps.   The  RadMaxTM  engine has  only two  unique moving  parts,  the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder

piston  engine.   This  innovative  design  makes  it  possible  to  produce  up  to  24  continuous

power   impulses   per   one   rotation   that   is   vibration-free   and   extremely   quiet.     The

RadMaxTM engine also has multi-fuel capabilities allowing it  to operate on fuels including

gasoline,  natural  gas,  hydrogen,  propane  and  diesel.    REGI  U.S.,  Inc.  and  its  parent

company,   Reg   Technologies   Inc.,   are   currently   designing   and   testing   prototype

RadMaxTM  diesel  engines,  compressors  and  pumps  intended  for  aviation,  automotive,

industrial  processes,  and  military  applications.   Reg  Technologies  owns  the  worldwide

rights  and  REGI  U.S.,  Inc.,  owns  the  U.S.  rights  to  the  RadMax  technology.   For  more

information, please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Reg Technologies Inc.

“John Robertson”

John Robertson,

President

Contacts:

Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the

“Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's  assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  certain  of which  are  beyond  the  Companies'  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties  and  licensing/service  supply  agreements,  and  the  ability  of  competitors  to  license  the  same  technologies  as  the

Companies  or  develop  or  license  other  functionally  equivalent  technologies;  financing  requirements;  changes  in  laws,

rules  and  regulations  applicable  to  the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,    delays

resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,

stock  market  volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The  Companies’

actual results, performance  or  achievements could differ  materially  from  those  expressed in, or  implied  by, these forward-

looking  statements,  including  those  described  in  Reg  Technologies’  financial  statements,  management  discussion  and analysis  and  material  change  reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,

and  its  Form  20-F  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s  Form

10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov.  Accordingly, no

assurances can  be given  that any  of the  events  anticipated  by  the  forward-looking statements  will  transpire  or  occur, or  if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Companies  or  persons  acting  on  their  behalf  are  expressly  qualified  in  their entirety  by  these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are made  as  at  the  date  of  this  news  release  and  the  Companies  do  not  undertake  any  obligation  to  update  publicly  or  to revise  any  of the included  forward-looking statements, whether  as  a result of new  information, future events  or  otherwise,

except as may be required by applicable securities laws.

This  news release does  not constitute an  offer  to  sell or  a  solicitation  of an offer  to buy  any  of the securities  in the United

States.  The  securities  of  the  Company’s  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons  unless registered under  the U.S. Securities  Act and applicable state securities  laws  or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  policies  of  the  TSX

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release